03045366

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aurora Platinum Inc.

*CURRENT ADDRESS PO Box 10102
1650-701 W. Georgia St.
Vancouver, BC Canada V7Y1C6

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FILE NO. 82- 34760 FISCAL YEAR 12/31/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 12/24/03

2002 Annual Report



Aurora

Projects



Hudson Bay
AEM Project
Manitoba
Quebec
AEM-Abitibi Project
Ontario
Noranda
Red Lake
Thunder Bay
Lake Superior
Sudbury
Lake Huron
0 200
Kilometres

Aurora Platinum Corp.: ARP (TSXV)
Nickel-Copper-PGM

59% — 57%

Lake Shore Gold Corp.: LSG (TSXV)
Gold (Silver-Copper-Lead-Zinc)

Superior Diamonds Inc.: SDX (TSXV)
Diamonds

To Our Shareholders	01
Project Review	04
Management's Discussion and Analysis	12
Auditors' Report	14
Consolidated Financial Statements	15
Notes to Consolidated Financial Statements	18
Corporate Information	IBC

Cover:
Massive nickel-copper-PGM mineralization in drill holes Ni-03-02 and Ni-03-15 Foy Property, Sudbury.

To Our Shareholders

Aurora Platinum Corp. is a well financed exploration company incorporated in April 2000 by the principals of Southwestern Resources Corp. to focus on nickel-copper-Platinum Group Metals (PGM) exploration in Ontario and Quebec. Aurora has come a long way since inception. Within two years, the Company has grown from a concept to an accomplished junior explorer and, with more than $8 million in working capital, 2003



Galena-breccia vein, Foy Offset Property

promises to be an exciting year. The Company secured an exceptional property portfolio, made significant mineral discoveries on these properties, and stands ahead of most others in exploration for nickel-copper-PGM in the Canadian Shield.

Aurora is active in the Sudbury Camp, the richest mining camp in the world. Sudbury's world class deposits have an estimated value of reserves and resources in excess of US$300 billion and have recorded a total reserve, resource and past production of over 1.6 billion tonnes of nickel-copper-PGM ores. Significant by-products from the Sudbury mines include cobalt, platinum, palladium, gold, silver and other precious metals. Discovered in 1883, this remarkable metal camp continues to record significant new discoveries including Inco's Victor, Totten and Kelly Lake deposits and Falconbridge's Nickel Rim South deposit.


World Class Deposits
Value of Present Reserves
and Historical Production
in Today's Dollars
Estimated Value (US$ billions)
340
320
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
Others
Levack
Copper Cliff
Creighton
Frood Stobie
Sudbury Mining Camp
Grasberg
Olympic Dam
Red Dog
Goro
Koniambo
Antamina
Voisey's Bay
Kidd Creek

After Griffiths McBurney, Dec. 2001

Aurora has a number of 100% owned properties in the Sudbury Camp, and has negotiated an Option/Joint Venture Agreement with Falconbridge Limited that covers more than 10 kilometres of the Foy Offset Dyke (the Foy Property) and 8 kilometres of Sudbury Nickel Irruptive Sublayer rocks lying adjacent to the Falconbridge and Falconbridge East mines (the Footwall Property). The first phase exploration of these two targets has been very successful with a number of significant discoveries including Wisner and Nickel Lake on the Foy Property. Deep drilling on the Footwall Property has identified a strong 1.2 kilometre long UTEM geophysical target parallel to and below the Falconbridge, Falconbridge East and Cryderman deposits. Historical nickel-copper-cobalt-PGM reserves on Joint Venture ground within the Footwall Property are more than 7 million tons as evaluated from Falconbridge Mine and Falconbridge East Mine records. Drill intersections below the old workings confirm that the mineralization is strengthening in grade, with thickness greater than mine average.

The Company also negotiated an Option/Joint Venture Agreement with Inco Limited on the eastward extension of the Nickel Lake zones and Foster Lake zones near the mouth of the Foy Offset. The first drill results from the area immediately east of Nickel Lake have confirmed mineralization at 400 metres which is open at depth. Each of these discoveries has the potential to be a Sudbury-class deposit.

The Company's exploration on the Midrim-Belleterre-Geoffroy-Angliers projects in western Quebec has been successful in generating exceptionally high grade nickel-copper-PGM mineralization and identifying many additional targets to expand the potential of these projects. A new area of massive sulphide mineralization has been discovered at Patry, and the No. 6 Zone at Midrim has been traced to more than 500 metres vertical. Exploration has also confirmed that the Midrim/Belleterre mineralization is associated with a number of ultramafic-mafic differentiated sills and plutons emplaced along a major structure at the contact of a felsic dome and mafic volcanic rocks of the Baby Group. Defining the eastern extension of the Sudbury-Belleterre nickel-copper-PGM Metallotec, these high grade mineral systems have the potential for generating world class resources. Resource definition and expansion drilling continued through 2002.

Drilling on the Company's 100% owned Lansdowne House Property, Ontario, has confirmed the presence of Stillwater-type PGM mineralization associated with a large layered complex. Nickel-copper-PGM mineralization is also present within this complex and presents a second exploration target, while extensive vanadium/magnetite mineralization developed at the top of the complex represents a third target. The Lansdowne Complex is one of several located within a distinctive structural belt extending for over 600 kilometres across northwestern Ontario. Recent work by the Company has identified other such layered complexes within this Belt and two targets identified have already been acquired. Significant gold potential has also been identified on the Lansdowne Property. A wide regional shear structure trends southeastward through the southern part of the Property and hosts typical shear related gold mineralization and the structure has returned gold values up to 4.7 ounces per ton in rock chip/grab samples.

Apart from the above, an agreement with Inco has secured Aurora's exclusive right to more than 33,000 square kilometres of proprietary airborne magnetic and electromagnetic data (the AEM Project) over an area known to host layered complex intrusive rocks with the potential to carry nickel-copper-PGM mineralization. This area also has significant potential for diamonds and volcanic related base metal mineral deposits. Major shear structures are host to Archean lode gold deposits and early stage exploration of these targets has returned multi-ounce gold assays.

In order to address the potential for gold and other base metals and for diamonds within this prospective area, Aurora has spun off its interests in these commodities within the AEM Project into two new companies in exchange for controlling interests in each. Gold and other non-diamond exploration and development rights defined under the AEM Option/Joint Venture Agreement have been transferred to Lake Shore Gold Corp. (LSG – TSXV). Aurora retains a 59% interest in Lake Shore Gold. In a similar transaction, all diamond exploration and development rights under the AEM Option/Joint Venture Agreement have been transferred to Superior Diamonds Inc. (SDX – TSXV). Aurora retains a 57% interest in Superior. Both of the new companies inherited the terms of the Inco AEM Option/Joint Venture.

Exploration during 2002 within the AEM Project area has resulted in the acquisition of a number of new properties for both Lake Shore Gold and Superior Diamonds. The AEM geophysical database and ground follow-up in 2002 give the two subsidiaries a clear advantage in generating quality targets. Both companies are funded and ambitious exploration programs are planned for 2003.

The Company has established field offices in Sudbury, Ontario, and Laverlochère, Quebec. An internationally experienced corporate management team, together with an experienced exploration team, continues to expand Aurora's opportunities by property acquisition/project generation and through selected partnerships. Planned expansion will include aggressive exploration programs by Aurora and its two subsidiaries into the Abitibi Belt of both Ontario and Quebec. The Company is well funded ($8.6 million in cash) with an exploration budget of more than $5 million for 2003 which includes a 30,000 metre drilling program that will continue throughout this year.

In June 2002, John G. Paterson resigned as President and CEO of the Company and the Board of Directors appointed Daniel G. Innes as President and CEO. Dr. Michael J. Byron has been appointed Vice President, Exploration. We wish to thank John Paterson for his contributions to the building of Aurora and welcome Michael Byron to the Company.

Daniel G. Innes, *President & CEO*

February 28, 2003



Project Review

In 2002, Aurora continued to focus its exploration efforts on the discovery of nickel-copper-PGM deposits in Ontario and Quebec, Canada. Expansion of the Company's opportunities was also achieved through the creation of two subsidiary companies, Lake Shore Gold Corp. and Superior Diamonds Inc., that will focus exploration efforts on gold/base metals and diamonds respectively.



In the **Sudbury Mining Camp**, the Company is exploring the **Foy and Footwall properties** under an Option/Joint Venture Agreement with Falconbridge Limited, the **Nickel Lake Property** under an Option/Joint Venture Agreement with Inco Limited, and a number of 100% owned properties.

Each of these properties/projects offers multiple exploration targets for the discovery of world class nickel-copper-PGM deposits. A number of significant discoveries have been made by the Company on the **Foy Property** and exploration to define and expand the potential of each of these discoveries continued through 2002. Massive sulphide mineralization with typical Sudbury Camp mining grades, discovered under Nickel Lake, expanded into the adjoining **Nickel Lake Property**, both to the east and to the west of Nickel Lake. Borehole geophysical surveys have confirmed strong conductors associated with this mineralization


N
Nickel Offset Mine
Crazy Creek Zone
Foy Property
Wisner Zone
Nickel Lake Property
Parkin Offset
Foy Property
Hess Offset
Foy Offset
Whistle Offset
Whistle Mine
Roland Lake Zone
WD38 Zone
North Range
Falconbridge East Mine
Falconbridge Mine
Windy Lake
Whitson Lake
Vermilion Lake
Whitewater Lake
South Range
Garson Mine
Footwall Property
Frood Offset
Sudbury
Ramsey Lake
Copper Cliff Offset
Kelly Lake
Worthington Offset
Sublayer; Offset Rocks
Ni-Cu-Pt-Pd Deposit/Showing
Aurora 100%
Falconbridge Limited Option/Joint Venture
Foy Property, Footwall Property
Inco Limited Option/Joint Venture
Nickel Lake Property
Sudbury Igneous Complex (SIC)
Upper Zone; Granophyre
Middle Zone; Quartz Gabbro
Lower Zone; Norite
0
10
Kilometres

Sudbury Mining Camp Projects





Resource definition drilling will be the focus of the 2003 program



into the Foster Lake area. Nickel-copper-PGM mineralization has now been intersected in a number of drill holes over a 2 kilometre strike length in the Nickel Lake-Foster Lake-Wisner portion of the Foy Offset Dyke. Platinum-palladium-gold-copper rich mineralization identified from past exploration drilling in the Crazy Creek area was also investigated in 2002. Surface geophysical surveys, stripping and mapping were completed in preparation for a drilling program planned for early 2003.



Foy Offset Dyke
Granite
Massive Sulphides
Disseminated and Blebby Sulphides
Drill Indicated Mineralization
Foy Offset Dyke
Open
Hangingwall Granite
Ni-02-03
Ni-03-01
Ni-03
Footwall Granite
Ni-03-02 Extension
Ni-04
Ni-05-PR
0
50
Metres

Foy Project
Nickel Lake Discovery



N
81°15'
Tyrone Twp.
Kitchener Twp.
Foy Twp.
Bowell Twp.
Foy Lake
Foster Lake Ni-Cu-PGM
Wisner Zone Ni-Cu-PGM
WD38 Zone Ni-Cu-PGM
Crazy Creek Zone Ni-Cu-PGM
46°45'
Aurora 100%
Roland Lake Ni-Cu-PGM
Sudbury Igneous Complex
Nelson Lake
0
5
Kilometres
Norite/Offset Rocks (Sudbury Igneous Complex)
Foy Property
Nickel Lake Property
Ni-Cu-PGM Deposits and Occurrences
Aurora 100%
Aurora Discoveries

Foy Offset Projects


512000 mE
516000 mE
520000 mE
5161000 mN
5157000 mN
No. 1 Fault
No. 2 Fault
Falconbridge Ground
Bailey Corners Fault
Norduna
Cryderman East
Inco Ground
Falconbridge Mine
33,065,837 tonnes
@1.58%Ni, 0.89% Cu
East Mine
8,722,583 tonnes
@1.15%Ni, 0.76% Cu
Cryderman Central
Cryderman Main
Norduna Fault
Falconbridge West
4000 Level
Norite/Footwall Contact
Surface/Norite Footwall Contact
Smelter
Aurora-Falconbridge
Option/Joint Venture
Copper Prince (Cu-Au)
Falcon (Au)
Garson Fault
Garson Mine
Garson
Ni-Cu Ore Zones
Mine and/or Mineral Showing
0
1200
Metres

Footwall Property Ore Zones

The **Footwall Property** covers more than 8 kilometres of the Sudbury Nickel Irruptive contact and footwall rocks immediately adjacent to and south of the Falconbridge and Falconbridge East mines and the Inco-held Cryderman Main, Central and East deposits. Both the contact and footwall environments are primary host rocks to the major nickel-copper-PGM deposits in the Sudbury Camp. On the **Footwall Property**, the contact of the Nickel Irruptive Complex dips to the south and each of the above deposits/prospects project down-dip on to Aurora's optioned ground. In late 2002, the Company completed a resource inventory study of historical remaining tonnages below the Falconbridge and Falconbridge East mines.

An engineering scoping study to ascertain the economic viability of the resource inventory was commissioned and completion is expected in May 2003. A deep drilling program to test the down-dip projection of the Cryderman East mineralization was initiated late in 2002 and will continue into 2003.

Exploration in Quebec focused on the Company's nickel-copper-PGM **Midrim-Belleterre-Geoffroy-Angliers projects** located in the Temiscamingue District, just north of the town of Ville Marie. In 2002, the known mineralization on these projects was expanded with new mineralization discovered by drilling in the Patry area. Deep drilling of the No. 6 Zone mineralization intersected the zone at 500 metres depth greatly expanding the potential of the Midrim-Belleterre Camp.


Falconbridge West
Falconbridge Mine
Falconbridge East Mine
Cryderman Main
Cryderman Central
Cryderman East
4 kilometres of unexplored SIC contact
1750 Level
2625 Level
4025 Level
Unexplored potential 2.0 million tons (4025 Level to 6050 Level)
6050 Level
East Mine Fault
Falconbridge
Inco
Aurora
No. 1 Flat Fault
Norduna South
Off-hole Conductor
Norduna
Open
Open
Unexplored
Open
Open
Open
Shaft
Aurora/Falconbridge
Falconbridge and Inco
0
1
Kilometres

Footwall Project Longitudinal Section (Parallel to Contact)


0
50
Metres

Midrim Zones Nos. 1 and 5
3D Rendering of Ni-Cu-PGM Mineralization

Midrim-Belleterre-Geoffroy-Angliers Projects


630000 mE
Angliers
Angliers Property
5265000 mN
Lac Long
Lac Baby
Geoffroy
(100% Aurora)
Geoffroy
Midrim Property
Midrim
Alotta
Geoffroy
(100% Aurora)
Lac Croche
Belleterre Option
Delphi
Patry
Zullo
Laverlochère
Midrim Property
Geoffroy
(100% Aurora)
Gabbro Sills
Ni-Cu-PGM Occurrence
Airborne EM Conductor
Highway
0
5
Kilometres

Midrim Project Ore Zones Numbers 1, 5 and 6


Surface
37
1 17 5 24 36 32 82
76
46 59 58
No. 1 Zone
100 M
No. 5 Zone
No. 6 Zone (Surface)
200 M
Open
14
16
15
No. 6 Zone
300 M
400 M
Deep No. 6 Zone
500 M
Source of Metals Ni-Cu-PGM
Open
Gabbro
Disseminated Sulphides
Coarse Blebby Sulphides
Massive Sulphides





Lansdowne House Property
Layered Complex

- Ultramafics — Lansdowne House Igneous Complex
- Gabbro — Lansdowne House Igneous Complex
- Volcanics
- Cu-Ni-PGM Mineralization
- Projected PGM Reef
- Shear-hosted Au
- Diamond drill hole location



455000 mE
Fe-Ti-V Oxide Horizon
N
5820000 mN
LH01-14
Rowell Lake
LH01-13
LH01-09
Brazeau Lake
LH01-21
Gold Corridor
LH01-06
LH01-05
LH01-03
LH01-19
LH01-07
Springer Lake
Lavois Lake
Gold Corridor
LH01-01
0 2
Kilometres

The Company intends to build asset value in gold and diamonds for our shareholders through Aurora's subsidiary companies, Lake Shore Gold Corp. and Superior Diamonds Inc.

Exploration of the **Lansdowne House** and **Fish Trap** layered complexes included a detailed airborne magnetic-electromagnetic survey over the **Fish Trap Property** and ground geophysical surveys and target modeling on the Lansdowne PGM Reef Zone. Bonanza gold grades were obtained from a number of showings on the **Lansdowne Property** that define a 10 kilometre long structural corridor along the southern part of the claim group. Both properties will be drill tested this year.

Reconnaissance exploration within the large **AEM Project** area (Inco Option/Joint Venture) focused on nickel-copper-PGM targeting during 2002 and a number of new areas of interest were identified for follow-up in 2003. Specific areas were subject to detailed airborne magnetic-electromagnetic surveying and ground follow-up to better define targets, and as a result, a number of properties were acquired by staking.

Exploration within the **AEM Project** area also recognized the potential for shear-hosted gold deposits and for diamonds, and in 2002, Aurora spun off its interests in these commodities to two new companies in exchange for a controlling interest in each.

Lake Shore Gold Corp. (58.8% owned by Aurora) will focus its exploration activities on gold and volcanic hosted base-metal sulphide deposits. A number of excellent targets identified in 2002 were acquired by staking and will be explored during 2003. Lake Shore will also target a number of new areas for gold in the prolific Abitibi Belt of eastern Ontario and western Quebec.

Superior Diamonds Inc. (56.9% owned by Aurora) will focus its exploration efforts on diamonds within the Winisk-Kenyon River structural corridor. Reconnaissance till sampling has identified a number of kimberlite indicator mineral anomalies and together with the data from the geophysical database, a number of targets have been acquired by staking. Detailed ground follow-up and drilling is planned for the coming year.

THE WAY FORWARD

Your Company is poised to make significant advancements in 2003. With solid funding and an experienced and dedicated exploration/management team, Aurora is looking forward to the coming year. The Company will work towards establishing a significant nickel-copper-PGM resource base in the Sudbury and Midrim-Belleterre projects. The potential for new PGM-reef deposits in northwestern Ontario layered complexes is high. Expansion into other areas of eastern Ontario and western Quebec for nickel-copper-PGM deposits will be initiated. Building asset value in gold and diamonds for our shareholders will also be moved forward through Aurora's subsidiary companies, Lake Shore Gold and Superior Diamonds. The Company's office facilities in Laverlochère, Quebec, and Sudbury, Ontario, have been expanded to meet the challenge ahead and accommodate the highly skilled individuals who make up the Aurora team. With $8.4 million in working capital, Aurora has the funds to turn discovery into solid assets in 2003.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

December 31, 2002 and 2001

Description of Business

The Company commenced business operations in May 2000 as a development stage mineral exploration company engaged in the acquisition and exploration of nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. In 2002, it also began exploring for gold and diamonds through its newly acquired subsidiaries. Operations are conducted either directly or through agreements with third parties.

Overview

During 2002, Aurora acquired a controlling interest in two exploration companies, Superior Diamonds Inc. (formerly Consolidated Ouro Brasil Inc.) ("Superior") and Lake Shore Gold Corp.(formerly Consolidated Takepoint Ventures Ltd.) ("Lake Shore"), by completing two separate acquisition agreements as described below.

On August 29, 2002,the Company completed an agreement with Superior regarding Superior's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by the Company in exchange for Superior issuing to the Company 13,150,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and Aurora obtained control with a 58% interest in Superior. The Company is using the consolidation basis of accounting in its current year balance sheet for presentation of its interest in Superior. The results of operations of Superior from September 1, 2002 have been consolidated with those of the Company.

On December 16, 2002, the Company completed an agreement with Lake Shore regarding Lake Shore's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Lake Shore issuing to the Company 13,000,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and the Company obtained control with a 61% interest in Lake Shore. The Company is using the consolidation basis of accounting in its current year balance sheet for presentation of its interest in Lake Shore and will commence consolidation of the results of operations beginning in 2003.

In June 2002, John G. Paterson resigned as President and CEO of the Company and the Board of Directors appointed Daniel G. Innes (formerly Vice President, Exploration) as President and CEO and Dr. Michael J. Byron as Vice President, Exploration.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock Based Compensation and Other Stock-Based Payments, effective January 1, 2002.

In the following discussion, comparisons to the historical year may not be meaningful due to the consolidation effect of Superior and Lake Shore.

Results of Operations

The losses for 2002 and 2001 were $1,256,548 or $0.07 per share and $1,377,493 or $0.10 per share, respectively. The $120,945 reduction in losses for the year ended December 31, 2002 reflects a gain on shares issued by Superior, a decrease in investor relations and office expense partially offset by stock-based compensation expense, an increase in general exploration and a reduction in interest income. In addition there were no resource property costs written off during 2002.

Consulting and management fees represent $172,000 (2001 – $96,000) in management fees paid to Southwestern Resources Corp. ("Southwestern") pursuant to administrative services agreements between Southwestern, Aurora and Superior, $196,237 (2001 – $140,025) in fees on account of consulting and management services provided by directors, officers and other consultants, and $79,900 (2001 – $172,374) in stock-based compensation expense relating to stock options issued to non-employees during 2002.

General exploration expense of $247,543 (2001 – $11,893) relates to $161,211 in stock-based compensation expense for stock options granted to non-employees involved in exploration work and $86,332 in expenditures of a general reconnaissance nature that were charged to expense during the year.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. Investor relations costs amounted to $535,509 in 2002 compared with $694,437 in the previous year. The Company terminated an investor relations contract with a third party at the end of 2001, resulting in significantly lower costs in 2002.

Legal and accounting expenses amounted to $195,108 and $181,269 for the years ended December 31, 2002 and 2001 respectively. Although Aurora's legal costs were lower in 2002, the decrease was offset by costs relating to the business reorganization of its subsidiary company, Superior, which amounted to $117,620.

Office expense decreased in 2002 by $25,141 due to a minimal amount of Part XII.6 tax incurred during the year relating to flow through expenditures compared to $46,462 in 2001.

During 2001, the Company abandoned the McDonough Property and wrote off resource property expenditures of $118,103. There were no resource property costs written off in the current year.

Travel costs of $34,754 (2001 – $13,936) reflect an increase due to corporate travel relating to project supervision and administration.

The Company earned $104,795 in interest during the current year. Interest amounting to $164,261 was earned in 2001.

The Company also recorded a gain on a deemed disposition of $30,220 as a result of a private placement done by Superior which reduced the Company's interest in Superior from 58% to 57%.

Financial Condition, Liquidity and Capital Resources

At December 31, 2002, the Company had working capital of $8.4 million compared to $2.1 million as at December 31, 2001. The increase in working capital of approximately $6.3 million is attributed to net proceeds of $10.6 million from share issuances completed by Aurora during the year combined with $2.6 million in cash acquired upon acquisition of Superior and Lake Shore. This was partially offset by resource property expenditures of $5.4 million ($5.2 million on a cash basis), operating expenses of $1.3 million, and additions to capital assets of $125,000.

On January 18, 2002, the Company closed a private placement of 235,292 units at $2.55 per unit for gross proceeds of $599,995. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004. All of the warrants were exercised in January 2003.

On August 6, 2002, the Company sold 823,500 non-flow through units and 1,420,400 flow through units at $3.65 per unit for gross proceeds of $8.2 million. Each non-flow through unit consisted of one non-flow through common share and one non-flow through common share purchase warrant. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one non-flow through common share at a price of $4.75 until August 5, 2003. The agents were paid a commission of 7.5% of gross proceeds and received 224,390 broker warrants entitling the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003. As at December 31, 2002, the Company had spent $2,994,000 of the proceeds from the flow through shares on exploration with the balance to be spent in 2003.

On September 3, 2002, Aurora closed a private placement of 115,000 units at $3.65 per unit for gross proceeds of $419,750. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to buy one common share for $4.75 until September 2, 2003.

During the year, proceeds of $2.1 million were received on the exercise of warrants and employee stock options.

During 2002, resource property expenditures amounted to $5.5 million ($5.2 million on a cash basis) primarily relating to expenditures incurred on the Falconbridge properties ($1.3 million); the Nickel Lake Property ($0.9 million); the Belleterre, Midrim, Geoffroy and Angliers properties in Quebec ($1.3 million); and the AEM Project ($0.9 million). In addition, expenditures on Superior and Lake Shore amounted to $0.3 million and $0.8 million respectively.

In December 2002, the Company received $435,443, for exploration expenditures incurred on the Company's Quebec projects in 2001, pursuant to financial assistance programs established by the province of Quebec. The proceeds have been applied to the Midrim ($165,062), Belleterre ($177,661), and Angliers ($92,720) projects.

On May 8, 2002, the Company signed an agreement with Inco Ltd. ("Inco") on 175 acres of patented mining claims surrounding Nickel Lake in Ontario. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property (the "Property") by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing at its expense a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest.

On February 14, 2003, the Company entered into an agreement with Inco, defined as the Abitibi AEM Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within the Area of Interest, with a commitment to incur $1 million in expenditures within the first year. Inco has the right to purchase any nickel, copper and platinum group metals and the right to either acquire a 50% interest in each property or receive a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

The Company has a net future tax liability at December 31, 2002 of $1,332,727 resulting from the assignment of the tax deductibility of the related expenditures of the flow through funds raised between 2000 and 2002. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The Company's current working capital position is sufficient to fund its planned exploration and meet ongoing obligations as they become due.

Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, fluctuations in mineral prices, statutory and regulatory requirements, share price volatility and uncertainty of additional financing.

The Company expects to continue to focus its exploration activities in Ontario and Quebec. As opportunities present themselves, the Company will form additional alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Aurora will be affected principally by the level of exploration expenditures and also by its ability to raise capital through the equity markets.

Auditors' Report

To the Shareholders of Aurora Platinum Corp.

We have audited the consolidated balance sheets of Aurora Platinum Corp. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
February 28, 2003

Consolidated Balance Sheets

As at December 31	2002	2001
Assets		
Current		
Cash and cash equivalents	$ 8,642,005	$ 2,086,062
Exploration advances and other receivables	332,595	154,702
	8,974,600	2,240,764
Capital assets *(note 4)*	155,641	54,334
Resource properties *(note 5)*	13,863,967	8,395,000
	$ 22,994,208	$ 10,690,098
Liabilities		
Current		
Accounts payable and accrued charges	$ 559,076	$ 166,936
Due to affiliated company *(note 10)*	11,623	17,835
	570,699	184,771
Long Term		
Future income tax *(note 11)*	1,332,727	605,000
Deferred exploration advances *(note 7)*	612,639	–
Non-controlling interest *(note 8)*	1,431,513	–
	3,947,578	789,771
Shareholders' Equity		
Share capital *(note 6)*		
Authorized		
100,000,000 common shares without par value		
Issued		
19,451,871 common shares (2001 – 15,992,869)	30,037,864	19,082,670
Contributed surplus	383,212	207,828
Deficit	(11,374,446)	(9,390,171)
	19,046,630	9,900,327
	$ 22,994,208	$ 10,690,098

See accompanying notes to consolidated financial statements

Approved by the Board

Daniel G Innes

Michael D Winn

Consolidated Statements of Loss and Deficit

For the years ended December 31	2002	2001
Expenses		
Consulting and management fees	$ 448,137	$ 408,399
General exploration	247,543	11,893
Investor relations	535,509	694,437
Legal and accounting	195,108	181,269
Office expense	88,576	113,717
Resource property costs written off *(note 5)*	–	118,103
Travel	34,754	13,936
Loss before undernoted items	(1,549,627)	(1,541,754)
Interest income	104,795	164,261
Gain on shares issued by subsidiary company	30,220	–
Loss before non-controlling interest	(1,414,612)	(1,377,493)
Non-controlling interest *(note 8)*	158,064	–
Net loss for the year	(1,256,548)	(1,377,493)
Deficit at beginning of year	(9,390,171)	(7,407,678)
Provision for income tax on flow through shares *(note 11)*	(727,727)	(605,000)
Deficit at end of year	$ (11,374,446)	$ (9,390,171)
Loss per share	$ (0.07)	$ (0.10)
Weighted average number of shares outstanding	17,409,686	13,196,870

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

For the years ended December 31	2002	2001
Operating Activities		
Net loss for the year	$ (1,256,548)	$ (1,377,493)
Items not involving cash		
Gain on shares issued by subsidiary company	(30,220)	–
Non-controlling interest *(note 8)*	(158,064)	–
Stock-based compensation	241,111	172,374
Resource property costs written off	–	118,103
	(1,203,721)	(1,087,016)
Change in non-cash operating working capital items		
Increase in exploraton advances and other receivables	(46,685)	(95,041)
Decrease in accounts payable and accrued charges	(77,644)	(40,036)
	(1,328,050)	(1,222,093)
Investing Activities		
Resource property expenditures	(5,175,294)	(6,780,989)
Additions to capital assets	(125,001)	(53,978)
	(5,300,295)	(6,834,967)
Financing Activities		
Shares issued	10,567,696	3,769,423
Cash acquired on acquisition of subsidiary companies	2,371,077	–
Shares issued by subsidiary company	245,515	–
	13,184,288	3,769,423
Increase (decrease) in cash and cash equivalents during the year	6,555,943	(4,287,637)
Cash and cash equivalents at beginning of year	2,086,062	6,373,699
Cash and cash equivalents at end of year	$ 8,642,005	$ 2,086,062
Cash and cash equivalents consist of:		
Cash	$ 860,305	$ 1,287,334
Short-term investments	7,781,700	798,728
Cash and cash equivalents at end of year	$ 8,642,005	$ 2,086,062

Supplemental Cash Flow Information *(note 9)*

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

1. DESCRIPTION OF BUSINESS

The Company is engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially with potential to host nickel, copper, platinum and palladium, and is also searching for diamonds and gold through its two subsidiary companies, Superior Diamonds Inc. ("Superior") and Lake Shore Gold Corp. ("Lake Shore"). Operations are conducted either directly or through agreements with third parties. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts capitalized as resource properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition. All properties are currently in the exploration stage.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following policies:

a) Basis of Consolidation

These consolidated financial statements include the accounts of Aurora Platinum Corp. and the following subsidiaries:

Superior Diamonds Inc. (57%)
Lake Shore Gold Corp. (61%)

All inter-company transactions have been eliminated.

b) Cash and Cash Equivalents

Cash and cash equivalents include those short-term money market instruments that on acquisition have a term to maturity of three months or less.

c) Financial Instruments

The Company's financial assets and liabilities include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to affiliated company. Except as otherwise disclosed, the fair values of these financial instruments are estimated to be their carrying values due to their short-term nature.

d) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained these costs will be amortized. When capitalized expenditures on individual resource properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

e) Capital Assets

Capital assets are recorded at cost. Depreciation is computed using the declining-balance method based on annual rates as follows:

Office and other equipment	20%
Computer equipment	30%
Leasehold improvements	straight-line over 6 years

f) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has partially provided for these assets.

g) Stock Options

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

h) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

i) Loss per Share
Fully diluted loss per share has not been presented, as it is anti-dilutive.

3. Business Combinations

On August 29, 2002, the Company completed an agreement with Superior (formerly Consolidated Ouro Brasil Inc.) regarding Superior's acquisition of interests in certain mineral claims and related rights (the "Kimberlite Assets") held by the Company in exchange for Superior issuing to the Company 13,150,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and Aurora obtained control with a 58% interest in Superior. The Company is using the consolidation basis of accounting for presentation of its interest in Superior in its current year balance sheet. The results of operations of Superior from September 1, 2002 have been consolidated with those of the Company.

The assets and liabilities of Superior at fair value acquired on September 1, 2002 were as follows:

Net current assets	$ 1,222,538
Resource properties	294,881
Deferred exploration advances	(521,524)
Non-controlling interest	(701,014)
Consideration	$ 294,881

In December 2002, the Company completed an agreement with Lake Shore (formerly Consolidated Takepoint Ventures Ltd.) regarding Lake Shore's acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by the Company in exchange for Lake Shore issuing to the Company 13,000,000 common shares and 550,000 share purchase warrants. As a result, there was a change in management and the Company obtained control with a 61% interest in Lake Shore. The Company is using the consolidation basis of accounting for presentation of its interest in Lake Shore in its current year balance sheet. Beginning in 2003, the results of operations will be consolidated.

The assets and liabilities of Lake Shore at fair value that were acquired in December 2002 were as follows:

Net current assets	$ 998,118
Resource properties	757,443
Deferred exploration advances	(315,145)
Non-controlling interest	(682,973)
Consideration	$ 757,443

4. Capital Assets

			2002	2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 74,921	$ 10,568	$ 64,353	$ 11,613
Computer equipment	94,402	25,851	68,551	42,721
Leasehold improvements	23,995	1,258	22,737	–
	$ 193,318	$ 37,677	$ 155,641	$ 54,334

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $23,694 (2001 – $12,402).

5. Resource Properties

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House Property	Other	December 31 2002
Balance, beginning of year	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198	$ 8,395,000
Property acquisition and maintenance	26,306	117,297	103,348	77,076	121,618	445,645
Analytical	14,041	53,241	72,987	2,042	175,391	317,702
Geophysics	150,599	141,320	2,057	18,898	448,480	761,354
Geology	393,810	164,524	100,898	130,411	1,280,136	2,069,779
Drilling	593,238	401,559	310,407	(6,622)	474,634	1,773,216
Research	–	3,667	5,023	3,532	31,888	44,110
Project administration	145,677	(111,345)	(144,090)	32,187	134,732	57,161
Balance, end of year	$ 4,393,052	$ 2,240,837	$ 1,584,732	$ 2,003,269	$ 3,642,077[1]	$ 13,863,967

[1] Includes: Nickel Lake ($873,642), AEM 2000 ($872,598), Lake Shore ($757,443), Superior Diamonds ($294,881), Miscellaneous ($843,513).

	Falconbridge Properties	Midrim Property	Belleterre Property	Lansdowne House Property	Other	December 31 2001
Balance, beginning of year	$ 625,100	$ 504,685	$ 139,149	$ 134,669	$ 238,290	$ 1,641,893
Property acquisition and maintenance	15,778	114,496	117,079	10,087	101,546	358,986
Analytical	121,015	24,875	42,536	106,082	70,213	364,721
Geophysics	400,744	111,985	177,306	172,748	123,745	986,528
Geology	367,721	131,406	198,770	236,324	417,181	1,351,402
Drilling	1,342,673	523,629	403,769	980,008	5,890	3,255,969
Research	2,100	–	–	18,179	2,100	22,379
Project administration	194,250	59,498	55,493	87,648	134,336	531,225
Property costs written off	–	–	–	–	(118,103)	(118,103)
Balance, end of year	$ 3,069,381	$ 1,470,574	$ 1,134,102	$ 1,745,745	$ 975,198[1]	$ 8,395,000

[1] Includes: AEM 2000 ($298,539), Angliers ($232,298), Miscellaneous ($444,361).

An amount of $118,103 was written off due to the abandoning of the McDonough Property.

Falconbridge Properties

In June 2000, the Company signed an Option Agreement with Falconbridge Limited ("Falconbridge") covering two project areas, Foy and Footwall, within the Sudbury District of Ontario. Under the terms of the agreement, the Company will have the option to earn a 60% interest in both projects by expending $6 million (including a 10% management fee charged by the Operator) on exploration over three years. Once the Company has earned its 60% interest, both partners will contribute on a pro-rata basis. In order to vest its 60% interest the Company must spend $1,348,185 on the project by August 28, 2003.

Midrim Property

In June 2000, the Company entered into an agreement with the owners ("the Owners") of the Midrim copper-nickel Property in western Quebec. Under the terms of the agreement, the Company can earn a 70% interest in the Project by making cash payments of $200,000, issuing shares to the Owners with a value of $200,000 (as at December 31, 2002, the Company had issued 75,961 shares worth $150,000 and $150,000 in cash to the Owners), and incurring exploration expenditures of $1.2 million over a three year period. Once this is achieved, the Owners have 60 days to decide whether to participate in further exploration on a pro-rata basis, dilute or sell their interest subject to Aurora's first right of refusal. At December 31, 2002, the Company had exceeded its total exploration expenditure commitment.

Belleterre Property

In October 2000, the Company entered into an Option Agreement with Hinterland Exploration Ltd. ("Hinterland") to acquire an interest in the Belleterre Property in Quebec. The Company can earn a 70% interest in the Property by making cash payments of $125,000, issuing shares with a value of $350,000 (as at December 31, 2002, the Company had issued 73,732 shares worth $210,000 and $75,000 in cash to Hinterland), and spending $1.5 million on exploration over a four year period. Once this is achieved, Hinterland has 60 days to elect to participate in further exploration on a pro-rata basis, dilute or sell its interest, subject to Aurora's first right of refusal. At December 31, 2002, the Company had exceeded its total exploration expenditure commitment.

Lansdowne House Property

The Company acquired, by staking, a 100% interest in the Lansdowne House Property which is comprised of 13,088 hectares. The Lansdowne Property is located in the Thunder Bay Mining Division in northwestern Ontario.

Evaluation Agreement

In December 2000, the Company signed a Letter Agreement with Inco Limited ("Inco") whereby Aurora has secured exclusive rights to proprietary airborne magnetic and electromagnetic data covering certain areas of Ontario. Under the terms of the agreement, the Company can earn the right to permanently use and retain the data by spending $1.5 million over four years on follow-up of geophysical targets. Any properties acquired by Aurora within the area of interest will be subject to a royalty to Inco, capped at $2.5 million, upon commencement of commercial production. Inco will have the right to acquire 50% of Aurora's interest in any mineral property by funding two times Aurora's property expenditures. The Company and its subsidiaries have spent a total of $1.6 million on this Project as at December 31, 2002.

Nickel Lake

On May 8, 2002, the Company signed an agreement with Inco on 175 acres of patented mining claims surrounding Nickel Lake. Under the terms of the agreement, the Company can earn a 60% interest in the Nickel Lake Property by spending $2 million over four years on exploration and issuing 75,000 shares to Inco. The Company can earn a further 10% by preparing, at its expense, a bankable feasibility study. Inco has the option to increase its interest to 70% by funding all of the costs to bring the Property into commercial production, with the Company retaining a 30% interest. As at December 31, 2002, the Company had spent $873,642 on this Project.

6. Share Capital

a) During the year ended December 31, 2002, changes in issued share capital were as follows:

	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
Issued at beginning of year	15,992,869	$ 19,082,670	3,075,335	$ 7,787,364
Issued pursuant to private placements – net of share issue costs of $739,453 (2001 – $95,428) (i)	2,594,192	8,470,532	335,000	909,573
Issued on the exercise of stock options	148,000	113,960	163,500	136,340
Issued on the exercise of share purchase warrants	592,008	1,983,205	5,079,825	2,723,510
Special warrants issued in 2000, but not qualified until 2001 (ii)	–	–	7,280,716	7,405,883
Issued in exchange for resource properties (iii)	124,802	387,497	58,493	120,000
Issued at end of year	19,451,871	$ 30,037,864	15,992,869	$ 19,082,670

i) During 2002, the Company issued a total of 2,594,192 common shares pursuant to private placements as follows:

• January 18, 2002: Issued 235,292 units at $2.55 per unit consisting of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one common share for a price of $3.00 until January 18, 2003 and for a price of $3.50 until January 18, 2004.

• August 6, 2002: Issued 1,420,400 flow through units and 823,500 non-flow through units at $3.65 per unit. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one common share purchase warrant. Each whole share purchase warrant entitles the holder to buy one non-flow through common share for $4.75 until August 5, 2003. The agents were paid a commission of 7.5% of gross proceeds and received 224,390 broker warrants entitling the holder to purchase one non-flow through common share at a price of $4.05 until August 5, 2003. As at December 31, 2002, the Company had spent $2,994,000 of the proceeds from the flow through shares on exploration with the balance to be spent in 2003.

• September 3, 2002: Issued 115,000 units at $3.65 per unit consisting of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to buy one common share for $4.75 until September 2, 2003.

On December 31, 2001, the Company issued 335,000 flow through units at $3.00 per unit. Each unit consisted of one flow through common share and one-half of a flow through common share purchase warrant. Each whole share purchase warrant entitled the holder to buy one flow through common share for $4.00 before December 31, 2002. In 2002, 50,000 of the flow through warrants were exercised while the remaining had their expiry date extended to December 31, 2003. All of the 33,500 broker warrants were exercised in 2002.

ii) In February 2001, the Company received clearance from the securities commissions in British Columbia, Alberta and Ontario for a final prospectus filed to qualify the distribution of 7,280,716 common shares for special warrants and agents' compensation warrants issued in 2000.

iii) In 2002, the Company issued 124,802 common shares pursuant to the Nickel Lake, Midrim, Belleterre and Lavoie Lake agreements. A total of 58,493 common shares were issued to the owners of the Midrim and Belleterre properties.

b) Stock Options

At December 31, 2002, there were 1,967,500 options outstanding under the Company's stock option plan. The maximum term of all options cannot exceed ten years and the minimum exercise price cannot be less than the closing price of the Company's common shares on the TSX Venture Exchange on the last trading day preceding the grant of the option.

	2002		2001	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	1,984,500	$ 2.27	1,144,500	$ 0.83
Granted	135,000	3.51	1,011,000	3.69
Exercised	(148,000)	0.77	(163,500)	0.83
Cancelled	(4,000)	3.60	(7,500)	4.12
Outstanding at end of year	1,967,500	$ 2.47	1,984,500	$ 2.27
Options exercisable at end of year	1,967,500		1,984,500	

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Number of Shares	Exercise Price Range	Weighted-Average Remaining Years of Contractual Life
815,000	$0.77	2.3
10,000	$2.89	4.2
1,117,500	$3.40-$3.85	3.4
5,000	$4.09	2.8
20,000	$4.25	3.2
1,967,500	$2.47	2.9

Stock-Based Compensation Plan

As a result of stock options granted to non-employees in 2002, the Company recognized $241,111 in stock-based compensation under consulting and management fees and included this amount in contributed surplus.

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation cost for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after January 1, 2002, the Company's net loss would have been increased to the pro forma amount indicated below:

For the year ended December 31	2002
Net loss	
As reported	$ 1,256,548
Pro forma	$ 1,460,825

The pro forma loss per share would be $0.08 compared to $0.07 reported on the consolidated statements of loss and deficit.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended December 31, 2002: no dividends are to be paid; volatility of 43%; risk-free interest rate of 5.0%; and expected life of five years.

c) Warrants

As at December 31, 2002, there were 2,108,236 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
Dec. 31/01	117,500	$4.00	Dec. 31/03
Jan. 18/02	117,646	$3.00; $3.50	Jan. 18/03; Jan. 18/04
Aug. 6/02	1,533,700	$4.75	Aug. 5/03
Aug. 6/02	224,390	$4.05	Aug. 5/03
Sept. 3/02	115,000	$4.75	Sept. 2/03

The expiry date of the 117,500 Series C flow-through warrants with a price of $4.00 was extended from December 31, 2002 to December 31, 2003.

7. Deferred Exploration Advances

The deferred exploration advances arise upon the consolidation of Superior and Lake Shore into the records of the Company. This amount will be offset as exploration expenditures are incurred on the mineral claims transferred to those two companies.

8. Non-Controlling Interest

Non-controlling interest of $682,973 represents the interest in the net assets of Lake Shore attributable to the 39% (2001 – nil) not owned by the Company. The results of operations of Lake Shore to December 31, 2002 have not been consolidated with those of the Company as the acquisition was completed at the end of the year.

Non-controlling interest of $748,540 represents the interest in the net assets of Superior attributable to the 43% (2001 – nil) of the outstanding shares not owned by the Company. The non-controlling interest of $158,064 appearing on the statements of loss and deficit represents the minority shareholders interest in the results of operations of Superior from September 1 to December 31, 2002.

9. Supplemental Cash Flow Information

	2002	2001
Significant non-cash capital transactions		
Investing Activities		
Common shares issued pursuant to property option agreements	$ 387,497	$ 120,000
Deferred exploration advances relating to Superior and Lake Shore	$ 612,639	$ –
Financing Activities		
Special warrants issued in 2000, but not qualified until February 2001	$ –	$ 7,405,883
Stock options granted to consultants by Aurora and Superior	$ 241,111	$ 172,374
Other supplemental cash flow information		
Taxes paid	$ (7,490)	$ 32,689
Interest received	$ 104,787	$ 163,681

10. Related Party Transactions

	2002	2001
Fees paid on account of consulting and management services provided by companies owned by directors	$451,943	$ 282,616
Amounts paid to Southwestern Resources Corp. (a company related by directors in common) under the terms of an administrative services agreement	$172,000	$ 96,000

As at December 31, 2002, $11,623 (2001 – $17,835) was due to Southwestern Resources Corp.

11. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the net loss for the year due to the following:

	2002	2001
Statutory tax rate	40%	45%
Recovery of income taxes computed at standard rates	$ 503,418	$ 619,568
Non-deductible expenses	(138,534)	(77,568)
Tax losses not recognized in the period that the benefit arose	(364,884)	(542,000)
Income tax provision	$ –	$ –

During the years ended December 31, 2002, 2001 and 2000, the Company closed three flow through share private placements. As a result of the assignment of the tax deductibility of the related expenditures of the flow through funds, the Company has a net future tax liability at December 31, 2002 of $1,332,727. As the liability arises from transactions in the capital of the Company, the corresponding charge has been taken directly to deficit as opposed to being charged through operations.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax (liability) asset are as follows:

	2002	2001
Operating loss carry-forwards	$ 1,506,000	$ 857,000
Tax base of assets in excess of carrying value	1,063,000	–
	2,569,000	857,000
Less: Valuation allowance	(1,942,800)	–
Net future income tax asset	$ 626,200	$ 857,000
Carrying value of assets in excess of tax value	(1,958,927)	(1,462,000)
Net future tax liability	$ (1,332,727)	$ (605,000)

At December 31, 2002, the Company had loss carry-forwards of $3,567,000 available for tax purposes in Canada, which expire between 2003 and 2010.

12. Subsequent Events

On February 14, 2003, the Company entered into an agreement with Inco, defined as the Abitibi AEM Project, to acquire proprietary airborne electromagnetic, magnetic and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within the area of interest, with a commitment to incur $1 million in expenditures within the first year. Inco has certain back-in rights to purchase any nickel, copper and platinum group metals, to acquire a 50% interest in the claims, and is entitled to a 1.5% net smelter return royalty to a maximum of $2.5 million and 0.75% thereafter on each mineral property developed.

Corporate Information

Directors and Officers

George H Plewes
Chairman and Director

Daniel G Innes
President, CEO and Director

Michael J Byron
Vice President, Exploration

Thomas W Beattie
Vice President, Corporate Development and Corporate Secretary

Parkash K Athwal
Vice President, Finance and CFO

John J Fleming *
Director

A Murray Sinclair *
Director

Michael D Winn *
Director

Alan C Moon
Director

* member of the audit committee

Head Office

Aurora Platinum Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone 604 687 7778
Fax 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com

Exploration Offices

1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8
Telephone 705 525 0992
Fax 705 525 7701

701 Route 382
Laverlochère, Québec
Canada J0Z 2P0
Tel/Fax 819 765 2718

Auditors

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

Transfer Agent

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing

ARP – TSXV

Notice of Annual Meeting

The annual meeting of shareholders will be held at:
Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Wednesday, June 4, 2003 at 9:00 am

Aurora

PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 687 7778
Fax 604 688 5175
www.auroraplatinum.com
info@auroraplatinum.com